BRIDGESTONE

RECEIVED

2006 AUG 15 P 1:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Aug 09, 2006

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06015991

SUPPL

Dear Sirs,

We have made public on Aug 09, 2006, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2006
- Supplementary Information of 2006.
- Financial Results for the First Half of Fiscal 2006 Review Meeting

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

T. Tamaki

Tsuguo Tamaki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

Dw 8/16

BRIDGESTONE

NEWS RELEASE

NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2006

Tokyo (August 9, 2006) - Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for the period January 1 to June 30, 2006, the first half of the present fiscal year (January 1 to December 31, 2006). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 443 consolidated subsidiaries and 190 equity method affiliates at June 30, 2006.

Here is a summary of the Companies' first half results in 2006 and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2006. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥115.24, the exchange rate on June 30.

I. Summary of Business and Financial Performance

A. Overall Results

1. Sales and earnings

	FY06 1H	FY05 1H	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	1,424.8	1,256.2	168.5	13
Operating income	84.1	92.0	(7.9)	(9)
Ordinary income	70.8	88.6	(17.8)	(20)
Net income	32.8	101.7	(68.8)	(68)

A defining trend of the business environment in the first half was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued

to recover as a result of improving corporate earnings and increases in capital spending and personal consumption. In the United States, the economy was favourable as personal consumption and capital spending continued to increase. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued to execute initiatives worldwide expanding sales of high-value-added products and launching appealing new products. Additionally, the Companies continued group-wide efforts to increase production capacity in strategic product lines, enhance productivity and make the most of their strengths in research and technology.

As a result, net sales in the first half of 2006 increased 13% over the first half of 2005, to ¥1,424.8 billion [$12.4 billion], while operating income decreased 9%, to ¥84.1 billion [$730 million] due in part to the significant impact of rising prices for natural rubber and other raw materials. Ordinary income decreased 20%, to ¥70.8 billion [$614 million], and net income decreased 68%, to ¥32.8 billion [$285 million].

The Companies accrued pretax ¥15.8 billion [$137 million] as an extraordinary loss during the first half of the current fiscal year in connection with the announced closure of two tire plants in the Americas. Further, fiscal 2005 first half results include an extraordinary gain of ¥80.8 billion [$701 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan covering the Company and several consolidated Japanese subsidiaries.

2. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY06 1H	FY05 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	1,130.7	998.1	132.6	13
	Operating income	57.9	68.6	(10.6)	(16)
Diversified Products	Sales	308.2	273.0	35.1	13
	Operating income	26.1	23.2	2.8	12
Consolidated Results	Sales	1,424.8	1,256.2	168.5	13
	Operating income	84.1	92.0	(7.9)	(9)

In the tire segment, the Companies' sales in the first half increased 13% over the prior year first half, to ¥1,130.7 billion [$9.8 billion], while operating income declined 16%, to ¥57.9 billion [$502 million], due in part to the significant impact of rising raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide and improving product mix through increased sales of high-value-added products. Elsewhere, the Companies improved and expanded production sites around the world.

In the diversified products segment, the Companies' operating income in the first half increased 12% over the prior year first half, to ¥26.1 billion [$226 million], on an increase of 13% in sales, to ¥308.2 billion [$2.7 billion]. Business was especially strong in automotive components and in the building materials operations in the United States.

b. By geographical segment

		FY06 1H	FY05 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	593.7	546.9	46.7	9
	Operating income	53.3	58.2	(4.8)	(8)
The Americas	Sales	644.3	538.6	105.6	20
	Operating income	20.1	19.2	0.8	4
Europe	Sales	199.2	178.5	20.7	12
	Operating income	6.5	8.6	(2.1)	(25)
Other	Sales*	210.0	173.2	36.7	21
	Operating income	9.5	10.7	(1.2)	(11)
Consolidated Results	Sales	1,424.8	1,256.2	168.5	13
	Operating income	84.1	92.0	(7.9)	(9)

*Note: In line with a change in the contractual relationship of certain inter-segment transactions in the first half in other regions, sales amount in the prior year first half have been restated for the purpose of comparison.

Sales in Japan increased 9%, to ¥593.7 billion [$5.2 billion], while operating income decreased 8%, to ¥53.3 billion [$463 million], due in part to the significant impact of rising raw material costs. Unit sales of tires in the domestic market exceeded the prior year first half. Unit exports of truck and bus tires were also strong, while unit exports of passenger car and light truck tires remained on par with the prior year first half. Performance in diversified products exceeded the prior year first half due to steady growth mainly in automotive components.

In the Americas, the Companies' sales in the first half increased 20%, to ¥644.3 billion [$5.6 billion], and operating income increased 4%, to ¥20.1 billion [$174 million], due in part to the weaker Japanese Yen against the US dollar as well as efforts to address the impact of increasing raw material costs. In North America, unit sales of passenger car and light truck tires declined in both the original equipment and replacement sectors due to a decrease in demand. Unit sales of truck and bus tires increased in both the original equipment and replacement sectors. Sales also improved in the diversified and Latin American operations over the prior year first half.

Sales in Europe increased 12%, to ¥199.2 billion [$1.7 billion], while operating income decreased 25%, to ¥6.5 billion [$56 million], due mostly to the significant negative impact of

rising raw material costs. Unit sales of passenger car and light truck tires increased in both the original equipment and replacement sectors. Unit sales of truck and bus tires were also strong.

In other regions, sales grew 21%, to ¥210.0 billion [$1.8 billion], spurred by vigorous marketing efforts. A decrease of 11% in operating income to ¥9.5 billion [$82 million] was recorded due in part to the significant increase in raw material costs.

B. Dividends

At its meeting on August 9, 2006, the Board of Directors declared interim dividends of ¥12 per share, with dividend payments to begin on September 1, 2006.

C. Financial Position

1. Cash Flow

		FY06 1H	FY05 1H	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		40.7	44.2	(3.4)
Net cash used in investing activities		(125.2)	(96.5)	(28.6)
Net cash provided by financing activities		61.7	26.5	35.2
Effect of exchange rates on cash and cash equivalents		(0.9)	3.5	(4.4)
Net decrease in cash and cash equivalents		(23.6)	(22.3)	(1.3)
Cash and cash equivalents	At beginning of half	213.5	263.7	(50.1)
	At end of half	189.8	241.4	(51.5)

The Companies' cash and cash equivalents declined ¥23.6 billion [$205 million] during the first half of 2006, to ¥189.8 billion [$1,647 million], compared with a decrease of ¥22.3 billion [$194 million] in the prior year first half.

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥3.4 billion [$30 million] compared with the prior year first half, to ¥40.7 billion [$353 million]. The principal contributors in that cash provided included depreciation and amortization of ¥70.1 billion [$608 million], compared with ¥60.6 billion [$526 million] in the prior year first half; and income before income taxes and minority interests of ¥60.1 billion [$522 million], compared with ¥166.5 billion [$1,445 million] in the prior year first half. Those contributors offset an increase of ¥59.9 billion [$520 million] in

inventories, compared with an increase of ¥47.9 billion [$416 million] in the prior year first half; a decrease of ¥34.3 billion [$298 million] in notes and accounts receivable, compared with a decrease of ¥1.4 billion [$12 million] in the prior year first half; and a decrease of ¥5.0 billion [$43 million] in the allowance for pension plans, compared with a decrease of ¥79.0 billion [$686 million] in the previous first half.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥28.6 billion [$248 million] compared with the prior year first half, to ¥125.2 billion [$1,086 million]. Expenditures included payments of ¥120.3 billion [$1,044 million] for purchase of property, plant and equipment, compared with payments of ¥92.2 billion [$800 million] in the prior year first half.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥35.2 billion [$305 million] compared with the prior year first half, to ¥61.7 billion [$535 million]. Payments for reimbursement of long-term borrowings totaled ¥12.8 billion [$111 million], compared with ¥80.7 billion [$700 million] in the prior year first half; and cash dividends paid were ¥10.9 billion [$95 million], compared with ¥8.8 billion [$76 million] in the prior year first half. However, those expenditures were offset by a net increase of ¥46.4 billion [$403 million] in proceeds from short-term borrowings and commercial paper, compared with ¥105.9 billion [$919 million] in the prior year first half; and ¥38.8 billion [$337 million] in proceeds from long-term debt, compared with ¥23.4 billion [$203 million] in the prior year first half.

2. Cash flow indicators

	Jan. – June 2004	Jan. – Dec. 2004	Jan. – June 2005	Jan. – Dec. 2005	Jan. – June 2006
Shareholders' equity/total assets (%)	40.0	40.1	42.0	41.6	41.9
Market capitalization*/total assets (%)	75.2	70.2	69.5	70.8	62.8
Interest-bearing debt/net cash provided by operating activities (years)	2.1	2.0	6.2	3.9	8.0
Net cash provided by operating activities/interest payments (times)**	22.7	21.0	6.7	10.1	4.4

* Share price on last trading day of June multiplied by number of shares outstanding (after deducting treasury stock)

** Interest payments as listed on Statements of Cash Flows

II. Projections

The operating environment is expected to remain challenging in 2006. The demand for tires has been robust, especially in markets outside Japan. Profitability is still an issue, however, as prices for natural rubber and other raw materials used in the Companies' products remain high.

In Japan, management expects unit sales of tires for the domestic market to remain on par with the prior year. They also project unit exports of tires to exceed those in 2005.

In the Americas, management projects a decline in unit sales of passenger car and light truck tires due to a decrease in demand. They also project unit sales gains in truck and bus tires.

In Europe, management expects unit sales gains in passenger car, light truck, truck and bus tires.

The following table presents a summary of management's business projections for 2006.

		FY06 Projections	*FY05 Results	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Net sales		2,950.0	2,691.3	258.6	10
Operating income		165.0	213.8	(48.9)	(23)
Ordinary income		128.0	198.1	(70.1)	(35)
Net income		62.0	180.7	(118.8)	(66)
Yen/dollar exchange rate (actual or assumed)	First-half average	¥116	¥106		9
	Full-year average	¥113	¥110		3
Yen/euro exchange rate (actual or assumed)	First-half average	¥142	¥136		4
	Full-year average	¥138	¥137		1

*Note: Fiscal 2005 results include: an extraordinary gain of ¥82.8 billion [$719 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; an extraordinary loss of ¥36.3 billion [$315 million] due mainly to a payment made in connection with a settlement agreement between Ford Motor Company and Bridgestone Firestone North American Tire, LLC; and tax gains of ¥40.9 billion [$355 million] in line with the recognition of deferred tax assets through reversal of a valuation allowance.

Management expects dividends for the full· year of 2006 to total ¥24 per share. They have declared interim dividends of ¥12 per share, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2005 1H (As of 30 June 2005)			FY2006 1H (As of 30 June 2006)			FY2005 (As of 31 December 2005)			Increase (decrease)
	Yen in million		%	Yen in million		%	Yen in million		%	Yen in million
Assets										
Current Assets:										
Cash and deposits		226,802			175,387			199,008		(23,621)
Notes and accounts receivable		467,333			483,950			531,174		(47,224)
Short-term investments		5,822			4,999			5,000		(1)
Inventories		433,827			522,685			464,972		57,713
Deferred tax assets		59,354			70,458			49,698		20,760
Other		72,340			99,107			82,012		17,095
Allowance for doubtful accounts		(15,954)			(15,815)			(16,232)		417
Total Current Assets		1,249,527	51.2		1,340,773	49.0		1,315,633	48.5	25,140
Fixed Assets:										
Tangible assets										
Building and structures	237,089			255,973			255,278			
Machinery and equipment	295,782			346,053			331,828			
Land	126,849			133,787			133,250			
Construction in progress	67,564			107,167			89,785			
Other	52,918	780,203	32.0	58,856	901,838	32.9	58,233	868,376	32.1	33,462
Intangible assets		15,629	0.6		17,844	0.6		17,139	0.6	705
Investments and other assets										
Investments in securities	245,177			295,826			304,739			
Long-term loans receivable	17,425			15,125			16,815			
Deferred tax assets	76,855			113,462			138,084			
Other	56,886			54,850			49,835			
Allowance for doubtful accounts	(818)	395,525	16.2	(728)	478,536	17.5	(663)	508,812	18.8	(30,276)
Total Fixed Assets		1,191,359	48.8		1,398,218	51.0		1,394,328	51.5	3,890
Total		2,440,886	100.0		2,738,992	100.0		2,709,962	100.0	29,030

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2005 1H (As of 30 June 2005)		FY2006 1H (As of 30 June 2006)		FY2005 (As of 31 December 2005)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Liabilites							
Current Liabilities:							
Notes and accounts payable	176,056		189,257		206,977		(17,720)
Short-term borrowings	203,914		254,073		210,628		43,445
Commercial paper	1,329		17,815		11,770		6,045
Current portion of bonds	6,275		31,008		6,000		25,008
Income taxes payable	18,982		22,972		35,082		(12,110)
Deferred tax liabilities	1,398		2,279		2,000		279
Provision for voluntary tire recall	7,287		6,634		6,276		358
Accounts payable - other	118,040		126,756		156,377		(29,621)
Accrued expenses	170,823		180,895		177,965		2,930
Other	44,239		45,802		42,694		3,108
Total Current Liabilities	748,347	30.7	877,495	32.0	855,773	31.6	21,722
Long-term Liabilities:							
Bonds	141,743		127,015		147,001		(19,986)
Long-term borrowings	191,207		225,336		204,340		20,996
Deferred tax liabilities	47,932		73,111		72,566		545
Accrued pension and liability for retirement benefits	196,914		185,765		194,619		(8,854)
Warranty reserve	17,354		18,494		18,284		210
Provision for environmental remediation	–		4,643		5,886		(1,243)
Other	39,485		41,432		47,960		(6,528)
Total Long-term Liabilities	634,637	26.0	675,799	24.7	690,659	25.5	(14,860)
Total Liabilities	1,382,985	56.7	1,553,295	56.7	1,546,433	57.1	6,862
Minority Interests							
Minority Interests	32,906	1.3	–	–	34,932	1.3	(34,932)
Shareholders' Equity							
Common stock	126,354	5.2	–	–	126,354	4.7	(126,354)
Capital surplus	122,078	5.0	–	–	122,078	4.5	(122,078)
Retained earnings	869,843	35.6	–	–	935,823	34.5	(935,823)
Net unrealized gain on available-for-sale securities	115,106	4.7	–	–	144,186	5.3	(144,186)
Foreign currency translation adjustments	(139,394)	(5.7)	–	–	(102,038)	(3.8)	102,038
Treasury stock-at cost	(68,994)	(2.8)	–	–	(97,808)	(3.6)	97,808
Total Shareholders' Equity	1,024,994	42.0	–	–	1,128,596	41.6	(1,128,596)
Total	2,440,886	100.0	–	–	2,709,962	100.0	(2,709,962)
Net Assets							
Shareholders' equity:							
Common stock	–	–	126,354	4.6	–	–	126,354
Capital surplus	–	–	122,078	4.5	–	–	122,078
Retained earnings	–	–	929,076	33.9	–	–	929,076
Treasury stock-at cost	–	–	(62,867)	(2.3)	–	–	(62,867)
Total Shareholders' equity	–	–	1,114,641	40.7	–	–	1,114,641
Net unrealized gains(losses) and translation adjustments:							
Net unrealized gains on available-for-sale securities	–	–	139,515	5.1	–	–	139,515
Deferred losses on derivative instruments	–	–	(53)	–	–	–	(53)
Foreign currency translation adjustments	–	–	(106,711)	(3.9)	–	–	(106,711)
Total Net unrealized gains(losses) and translation adjustments	–	–	32,749	1.2	–	–	32,749
Minority Interests:	–	–	38,305	1.4	–	–	38,305
Total Net Assets	–	–	1,185,696	43.3	–	–	1,185,696
Total	–	–	2,738,992	100.0	–	–	2,738,992

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2005 1H (Six months ended 30 June 2005)			FY2006 1H (Six months ended 30 June 2006)			Increase (decrease)		FY2005 (Year ended 31 December 2005)		
	Yen in million		%	Yen in million		%	Yen in million	%	Yen in million		%
Net Sales		1,256,239	100.0		1,424,800	100.0	168,561	–		2,691,375	100.0
Cost of Sales		814,076	64.8		949,577	66.6	135,501	1.8		1,751,940	65.1
Gross profit		442,163	35.2		475,222	33.4	33,059	(1.8)		939,435	34.9
Selling, General and Administrative Expenses		350,083	27.9		391,110	27.5	41,027	(0.4)		725,584	27.0
Operating income		92,080	7.3		84,112	5.9	(7,968)	(1.4)		213,850	7.9
Non-operating Income											
Interest income	1,679			2,017					3,610		
Dividend income	1,580			1,911					2,419		
Other	9,808	13,068	1.1	7,114	11,043	0.8	(2,025)	(0.3)	16,671	22,700	0.9
Non-operating Expenses											
Interest expense	6,826			10,558					15,226		
Foreign currency exchange loss	1,263			3,728					2,588		
Other	8,395	16,485	1.3	10,028	24,315	1.7	7,830	0.4	20,632	38,447	1.4
Ordinary income		88,663	7.1		70,840	5.0	(17,823)	(2.1)		198,103	7.4
Extraordinary Income											
Gain on sales of tangible assets	2,261			3,485					4,318		
Gain on sales of investments in securities	–			1,708					–		
Gain on return of substitutional portion of the governmental pension program	78,572	80,834	6.4	–	5,194	0.3	(75,640)	(6.1)	78,572	82,890	3.1
Extraordinary Loss											
Impairment losses on assets	2,990			–					4,009		
Plant restructuring costs in the Americas	–			15,886					–		
Loss related to voluntary tire replacement	–			–					26,503		
Loss on provison for environmental remediation	–	2,990	0.2	–	15,886	1.1	12,896	0.9	5,886	36,399	1.4
Income before income taxes and minority interests		166,507	13.3		60,148	4.2	(106,359)	(9.1)		244,594	9.1
Income taxes - current	25,469			20,714					58,465		
Income taxes - deferred	37,279	62,748	5.0	4,765	25,479	1.8	(37,269)	(3.2)	1,793	60,259	2.3
Minority Interests		2,047	0.2		1,853	0.1	(194)	(0.1)		3,539	0.1
Net Income		101,710	8.1		32,815	2.3	(68,895)	(5.8)		180,796	6.7

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2005 1H (Six months ended 30 June 2005)	FY2006 1H (Six months ended 30 June 2006)	Increase (decrease)	FY2005 (Year ended 31 December 2005)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income before income taxes and minority interests	166,507	60,148	(106,359)	244,594
Depreciation and amortization	60,667	70,121	9,454	127,608
Decrease in accrued pension and liability for retirement benefits	(79,028)	(5,009)	74,019	(100,838)
Interest and dividend income	(3,260)	(3,928)	(668)	(6,029)
Interest expense	6,826	10,558	3,732	15,226
Gain on sales of tangible assets	(2,261)	(3,485)	(1,224)	(4,318)
Gain on sales of investments in securities	–	(1,708)	(1,708)	–
Impairment losses on assets	2,990	–	(2,990)	4,009
Loss related to voluntary tire replacement	–	–	–	26,503
Plant restructuring costs in the Americas	–	(15,886)	(15,886)	–
Loss on provision for environmental remediation	–	–	–	5,886
(Increase) decrease in notes and accounts receivable	(142)	46,518	46,660	(47,234)
Increase in inventories	(47,981)	(59,947)	(11,966)	(57,481)
Decrease in notes and accounts payable	(1,448)	(34,347)	(32,899)	47,942
Other	(3,318)	15,747	19,065	(413)
Subtotal	99,550	78,780	(20,770)	255,455
Interest and dividends received	3,302	3,900	598	6,057
Interest paid	(6,621)	(9,352)	(2,731)	(14,739)
Payment related to voluntary tire replacement	(1,257)	–	1,257	(29,213)
Income taxes paid	(50,771)	(32,600)	18,171	(68,577)
Net Cash Provided by Operating Activities	44,202	40,726	(3,476)	148,982
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(92,206)	(120,300)	(28,094)	(196,494)
Proceeds from sales of tangible assets	4,254	3,737	(517)	7,699
Payments for purchase of intangible assets	–	–	–	(1,294)
Payments for investments in securities	(10,260)	(7,253)	3,007	(20,471)
Proceeds from sales of investments in securities	–	2,537	2,537	–
Other	1,648	(3,976)	(5,624)	(6,354)
Net Cash Used in Investing Activities	(96,564)	(125,255)	(28,691)	(216,915)
Cash Flows from Financing Activities				
Net increase in short-term borrowings	105,983	46,491	(59,492)	123,122
Proceeds from long-term borrowings	23,461	38,801	15,340	35,230
Repayments of long-term borrowings	(80,710)	(12,892)	67,818	(90,805)
Proceeds from issuance of bonds	18,079	16,048	(2,031)	28,977
Payments for redemption of bonds	(11,545)	(10,848)	697	(17,920)
Payments for purchase of treasury stock	(18,043)	(3,359)	14,684	(46,966)
Proceeds from sale of assets on sale-leaseback transactions	6,439	–	(6,439)	6,681
Payment for repurchase of assets on sale-leaseback transactions	(3,661)	–	3,661	(2,904)
Cash dividends paid	(8,823)	(10,938)	(2,115)	(16,772)
Other	(4,662)	(1,538)	3,124	(8,387)
Net Cash Provided by (Used in) Financing Activities	26,516	61,763	35,247	10,255
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,527	(917)	(4,444)	7,531
Net Decrease in Cash and Cash Equivalents	(22,317)	(23,682)	(1,365)	(50,145)
Cash and Cash Equivalents at Beginning of Period	263,726	213,581	(50,145)	263,726
Cash and Cash Equivalents at End of Period	241,409	189,898	(51,511)	213,581

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2005 1st Half (Six months ended 30 June 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	996,524	259,715	1,256,239	–	1,256,239
(2)Intersegment sales and transfers	1,599	13,357	14,957	(14,957)	–
Total	998,123	273,073	1,271,196	(14,957)	1,256,239
Operating expenses	929,494	249,787	1,179,282	(15,122)	1,164,159
Operating income	68,629	23,285	91,914	165	92,080

FY2006 1st Half (Six months ended 30 June 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,129,338	295,462	1,424,800	–	1,424,800
(2)Intersegment sales and transfers	1,432	12,778	14,210	(14,210)	–
Total	1,130,770	308,240	1,439,011	(14,210)	1,424,800
Operating expenses	1,072,826	282,139	1,354,965	(14,277)	1,340,688
Operating income	57,944	26,101	84,045	66	84,112

FY2005 (Year ended 31 December 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,152,949	538,426	2,691,375	–	2,691,375
(2)Intersegment sales and transfers	3,838	26,341	30,179	(30,179)	–
Total	2,156,787	564,767	2,721,555	(30,179)	2,691,375
Operating expenses	1,988,875	518,890	2,507,766	(30,241)	2,477,525
Operating income	167,911	45,876	213,788	61	213,850

2. Geographical Segment Information

FY2005 1st Half (Six months ended 30 June 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	397,150	535,500	176,483	147,104	1,256,239	–	1,256,239
(2)Intersegment sales and transfers	149,806	3,168	2,021	76,506	231,502	(231,502)	–
Total	546,957	538,668	178,504	223,611	1,487,742	(231,502)	1,256,239
Operating expenses	488,748	519,376	169,807	212,834	1,390,767	(226,607)	1,164,159
Operating income	58,208	19,292	8,696	10,776	96,974	(4,894)	92,080

FY2006 1st Half (Six months ended 30 June 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	416,905	639,627	196,818	171,449	1,424,800	–	1,424,800
(2)Intersegment sales and transfers	176,819	4,740	2,387	38,552	222,499	(222,499)	–
Total	593,724	644,368	199,205	210,001	1,647,300	(222,499)	1,424,800
Operating expenses	540,353	624,260	192,674	200,440	1,557,728	(217,040)	1,340,688
Operating income	53,370	20,107	6,531	9,561	89,571	(5,459)	84,112

FY2005 (Year ended 31 December 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	858,478	1,151,512	363,131	318,253	2,691,375	–	2,691,375
(2)Intersegment sales and transfers	303,856	6,446	3,819	179,689	493,811	(493,811)	–
Total	1,162,334	1,157,958	366,950	497,942	3,185,187	(493,811)	2,691,375
Operating expenses	1,024,027	1,118,993	347,327	476,852	2,967,200	(489,675)	2,477,525
Operating income	138,307	38,964	19,623	21,090	217,986	(4,136)	213,850

Nonconsolidated Financial Highlights (Parent Company)

	FY2005 1H (Six months ended 30 June 2005)		FY2006 1H (Six months ended 30 June 2006)		Increase (decrease)		FY2005 (Year ended 31 December 2005)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	400,204	100.0	445,448	100.0	45,244	–	855,023	100.0
Operating income	49,374	12.3	46,463	10.4	(2,911)	(1.9)	115,758	13.5
Ordinary income	60,557	15.1	53,356	12.0	(7,201)	(3.1)	124,450	14.6
Net income	84,118	21.0	39,237	8.8	(44,881)	(12.2)	116,308	13.6
Per Share Data	Yen		Yen		Yen	%	Yen	
Net income								
Basic	105.08		50.29		(54.79)	(52.1)	146.41	
Cash dividends	10.00		12.00		2.00	20.0	24.00	

	FY2005 1H (As of 30 June 2005)	FY2006 1H (As of 30 June 2006)	FY2005 (As of 31 December 2005)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	Yen in million	%
Total assets	1,514,119	1,617,993	1,639,674	(21,681)	(1.3)
Net assets	1,006,644	1,062,109	1,041,650	20,459	2.0
	Shares in thousand	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	794,147	780,096	781,358	(1,262)	(0.2)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

August 9, 2006
Bridgestone Corporation

Supplementary Information of 2006

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

			Unit	2002			2003			2004			2005			2006		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,093.5	100	106	1,112.1	100	102	1,153.2	100	104	1,256.2	100	109	1,424.8	100	113
	Operating income			73.1	6.7	140	71.3	6.4	98	91.9	8.0	129	92.0	7.3	100	84.1	5.9	91
	Ordinary income			55.6	5.1	178	65.8	5.9	118	86.8	7.5	132	88.6	7.1	102	70.8	5.0	80
	Net income			24.4	2.2	-	31.9	2.9	131	52.2	4.5	164	101.7	8.1	195	32.8	2.3	32
																excl. extraordinary items(*1)		70
Segment Information(*2)																		
Business	Sales	Tire		864.9	79	108	883.7	79	102	916.3	79	104	996.5	79	109	1,129.3	79	113
		Diversified		228.6	21	100	228.3	21	100	236.9	21	104	259.7	21	110	295.4	21	114
	Operating income	Tire		56.6		156	54.8		97	73.6		134	68.6		93	57.9		84
		Diversified		16.2		103	16.3		101	18.0		110	23.2		129	26.1		112
	OP margin	Tire	%	6.5			6.2			8.0			6.9			5.1		
		Diversified	%	6.9			6.8			7.3			8.5			8.5		
Area	Sales	Japan		383.0	35	98	381.6	34	100	386.7	34	101	397.1	32	103	416.9	29	105
		Americas		497.7	45	112	474.7	43	95	483.1	42	102	535.5	43	111	639.6	45	119
		Europe		115.8	11	108	140.0	13	121	154.5	13	110	176.4	14	114	196.8	14	112
		Others		96.9	9	115	115.8	10	119	128.8	11	111	147.1	12	114	171.4	12	117
	Operating income	Japan		56.4		97	56.9		101	57.6		101	58.2		101	53.3		92
		Americas		4.7		+	2.2		47	15.5		693	19.2		124	20.1		104
		Europe		2.9		171	6.4		221	8.5		133	8.6		101	6.5		75
		Others		10.9		136	13.0		119	9.8		76	10.7		109	9.5		89
	OP margin	Japan	%	11.6			11.2			11.3			10.6			9.0		
		Americas	%	1.0			0.5			3.2			3.6			3.1		
		Europe	%	2.5			4.5			5.5			4.9			3.3		
		Others	%	8.1			7.6			5.1			4.8			4.6		
Market	Sales	Domestic		339.7	31	94	335.6	30	99	338.1	29	101	344.8	27	102	360.1	25	104
		Overseas		753.7	69	113	776.5	70	103	815.1	71	105	911.4	73	112	1,064.6	75	117
Capital	Depreciation			59.3	5.4	97	49.7	4.5	84	50.7	4.4	102	58.8	4.7	116	68.4	4.8	116
	Capital expenditure			43.9		97	58.6		134	79.5		136	83.8		105	110.8		132
	R&D			33.9	3.1	111	34.8	3.1	103	34.6	3.0	99	38.5	3.1	111	42.3	3.0	110
	Interest expenses			6.2	0.6	53	3.4	0.3	55	2.6	0.2	78	3.5	0.3	134	6.6	0.5	186
	Borrowings			536.6		81	536.3		100	488.8		91	544.4		111	655.2		120

(*1)% vs PY excluding (i) etxtraordinary items (net gain 77.8 billion yen) mainly from return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005

(ii) etxtraordinary items (net loss 10.6 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Sales: Sales to external customers Operating income: Including income caused by businesses among segments

BSA Results (1H of the year)

		2004	%	vs.PY	2005	%	vs.PY	2006	%	vs.PY
Net sales	US$M	4,349	100	112	4,894	100	113	5,323	100	109
Operating income	US$M	159	3.7	507	185	3.8	116	175	3.3	95
Net income	US$M	102	2.4	887	138	2.8	135	(43)	(0.8)	-

BSEU Results (1H of the year)

		2004	%	vs.PY	2005	%	vs.PY	2006	%	vs.PY
Net sales	€M	1,133	100	109	1,248	100	110	1,345	100	108
Operating income	€M	88	7.8	180	68	5.5	77	46	3.5	68
Net income	€M	53	4.7	195	38	3.1	72	27	2.0	72

(2) Financial Highlights (full year)

(Yen in billions)

			Unit	2002			2003			2004			2005			2006		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,247.7	100	105	2,303.9	100	102	2,416.6	100	105	2,691.3	100	111	2,950.0	100	110
	Operating income			183.8	8.2	156	183.2	8.0	100	197.6	8.2	108	213.8	7.9	108	165.0	5.6	77
	Ordinary income			147.8	6.6	199	167.2	7.3	113	181.5	7.5	109	198.1	7.4	109	128.0	4.3	65
	Net income			45.3	2.0	261	88.7	3.9	196	114.4	4.7	129	180.7	6.7	158	62.0	2.1	34
																excl. extraordinary items(*1)		63
Segment Information(*2)																		
Business	Sales	Tire		1,797.5	80	107	1,836.3	80	102	1,927.9	80	105	2,152.9	80	112			
		Diversified		450.1	20	101	467.5	20	104	488.6	20	105	538.4	20	110			
	Operating income	Tire		155.0		169	148.3		96	160.2		108	167.9		105			
		Diversified		28.3		111	34.6		122	36.4		105	45.8		126			
	OP margin	Tire	%	8.6			8.1			8.3			7.8					
		Diversified	%	6.1			7.1			7.1			8.1					
Area	Sales	Japan		827.6	37	100	803.0	35	97	814.6	34	101	858.4	32	105			
		Americas		980.9	44	107	972.2	42	99	1,013.5	42	104	1,151.5	43	114			
		Europe		239.2	11	111	287.4	12	120	321.6	13	112	363.1	13	113			
		Others		199.9	8	116	241.1	10	121	266.8	11	111	318.2	12	119			
	Operating income	Japan		136.6		100	129.1		95	131.1		102	138.3		105			
		Americas		18.5		+	19.5		105	26.6		137	38.9		146			
		Europe		8.2		182	15.4		187	22.0		143	19.6		89			
		Others		21.7		145	21.5		99	17.6		82	21.0		119			
	OP margin	Japan	%	13.2			12.2			12.3			11.9					
		Americas	%	1.9			2.0			2.6			3.4					
		Europe	%	3.4			5.3			6.8			5.3					
		Others	%	7.4			6.1			4.4			4.2					
Market	Sales	Domestic		739.6	33	98	710.0	31	96	716.0	30	101	746.0	28	104			
		Overseas		1,508.1	67	109	1,593.8	69	106	1,700.5	70	107	1,945.2	72	114			
Balance Sheet	Total asset			2,143.9			2,220.6			2,333.7			2,709.9					
	ROA		%	2.0			4.1			5.0			7.2					
	Shareholder's equity			796.0			887.9			934.9			1,128.5					
	ROE		%	5.6			10.5			12.6			17.5					
Capital	Depreciation			112.6	5.0	90	98.8	4.3	88	106.0	4.4	107	123.7	4.6	117	145.0	4.9	117
	Capital expenditure	Tire		96.1		117	139.2		145	168.8		121	178.4		106	250.0		140
		Diversified		20.5		94	16.4		80	22.1		135	25.2		114	30.0		119
		Total		116.7		112	155.7		133	190.9		123	203.6		107	280.0		137
	R&D(*3)	Tire		54.4	3.0	113	57.2	3.1	105	59.6	3.1	104	65.1	3.0	109	70.0		107
		Diversified		13.7	2.9	94	13.7	2.8	100	13.2	2.6	96	14.2	2.5	108	15.0		105
		Total		68.1	3.0	109	70.9	3.1	104	72.8	3.0	103	79.4	3.0	109	85.0	2.9	107
	Interest payment			11.3	0.5	51	6.6	0.3	58	6.3	0.3	97	9.1	0.3	144			
	Borrowings			470.1		61	487.2		104	479.5		98	579.7		121	690.0		119
No. of Employee				106,846		102	108,741		102	113,699		105	123,727		109			
Production	Domestic		10,000t	60			61			62			64			65		
	Overseas	Americas	10,000t	58			60			63			64			64		
		Europe	10,000t	16			17			18			19			20		
		Others	10,000t	27			30			34			38			41		
	Overseas total		10,000t	101			107			114			122			125		
	Total production		10,000t	161			169			176			185			190		
	Overseas prod. ratio		%	63			64			65			66			66		

(*1)% vs PY excluding (i) extraordinary gains 82.8 billion yen arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses 36.3 billion yen due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains 40.9 billion yen in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005

(ii) etxtraordinary items (net loss 15.0 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Sales: Sales to external customers Operating income: Including income caused by businesses among segments

(*3) % to sales: Percentage to sales including intersegment sales

BSA Results (full year)

		2004	%	vs.PY	2005	%	vs.PY	2006(F)	%	vs.PY
Net sales	US$M	9,150	100	112	10,152	100	111	11,100	100	109
Operating income	US$M	264	2.9	139	389	3.8	147	400	3.6	103
Net income	US$M	183	2.0	235	428	4.2	233	0	-	-

BSEU Results (full year)

		2004	%	vs.PY	2005	%	vs.PY	2006(F)	%	vs.PY
Net sales	€M	2,325	100	109	2,558	100	110	2,760	100	108
Operating income	€M	162	7.0	139	152	6.0	94	80	2.9	52
Net income	€M	94	4.1	151	83	3.3	88	40	1.4	48

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

				2002			2003			2004			2005			2006		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Income Statement	Net sales			343.3	100	103	373.4	100	109	375.4	100	101	400.2	100	107	445.4	100	111
	Operating income			52.0	15.2	105	52.0	13.9	100	51.1	13.6	98	49.3	12.3	96	46.4	10.4	94
	Ordinary income			51.2	14.9	106	56.3	15.1	110	63.2	16.8	112	60.5	15.1	96	53.3	12.0	88
	Extra loss / (gain)			-			-			-			(70.1)	(17.5)		(3.1)	(0.7)	
	Net income			29.4	8.6	+	32.0	8.6	109	44.3	11.8	138	84.1	21.0	190	39.2	8.8	47
Segment Sales	Market	Domestic		205.8	60	97	204.9	55	100	212.2	57	104	209.8	52	99	226.3	51	108
		Export		137.4	40	114	168.4	45	123	163.1	43	97	190.4	48	117	219.1	49	115
	Business	Tire		256.6	75	105	280.1	75	109	278.9	74	100	300.2	75	108	336.7	76	112
		Diversified		86.7	25	98	93.3	25	108	96.5	26	104	100.0	25	104	108.6	24	109
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		129.2	(50)	114	159.0	(57)	123	153.7	(55)	97	180.3	(60)	117	206.9	(61)	115
		Diversified		8.2	(10)	117	9.4	(10)	114	9.4	(10)	101	10.0	(10)	107	12.1	(11)	120
Exchange rate		US$	Yen/$	130		107	119		92	109		92	106		97	116		109
		Euro	Yen/€	116		107	132		114	133		101	136		102	142		104
Investment	Capital expenditure			16.6		107	18.8		113	27.0		144	30.0		111	32.8		109
	(Tire production)			5.8		102	8.8		153	16.4		186	18.6		113	18.1		97
	(Diversified production)			3.4		94	1.8		53	2.9		161	2.6		90	4.1		158
	(R&D)			5.2		115	7.0		135	6.0		86	7.4		123	7.6		103
	(Others)			2.2		132	1.1		52	1.8		164	1.5		83	3.1		207
	Loan and investment			142.8		+	17.2		12	8.9		52	(2.7)		-	28.2		+
	Total investment			159.5		+	36.0		23	36.0		100	27.3		76	61.0		223
Costs & Expenses	Labor cost			61.1	17.8	110	63.5	17.0	104	56.6	15.1	89	56.1	14.0	99	57.4	12.9	102
	R&D			25.2	7.4	116	28.9	7.7	114	28.3	7.6	98	32.1	8.0	113	34.3	7.7	107
	Depreciation			19.1	5.6	92	19.1	5.1	100	19.7	5.3	103	23.1	5.8	117	25.5	5.7	110
	Interest			(3.5)	(1.0)	173	(7.9)	(2.1)	224	(12.7)	(3.4)	160	(11.1)	(2.8)	87	(10.4)	(2.3)	94
No. of Employee				12,603		101	12,599		100	12,535		99	12,893		103	13,628		106

(2) Financial Highlights (full year)

(Yen in billions)

				2002			2003			2004			2005			2006		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			741.0	100	105	765.6	100	103	789.0	100	103	855.0	100	108	925.0	100	108
	Operating income			124.8	16.9	106	105.5	13.8	85	109.9	13.9	104	115.7	13.5	105	80.0	8.6	69
	Ordinary income			118.7	16.0	109	107.5	14.0	91	124.7	15.8	116	124.4	14.6	100	83.0	9.0	67
	Extra loss / (gain)			35.5	4.8		(0.5)	(0.1)		-			(64.4)	(7.5)		(3.1)	(0.3)	
	Net income			34.0	4.6	+	63.0	8.2	185	84.3	10.7	134	116.3	13.6	138	60.0	6.5	52
Segment Sales	Market	Domestic		462.1	62	100	437.0	57	95	457.4	58	105	465.6	54	102	489.0	53	105
		Export		278.9	38	116	328.5	43	118	331.5	42	101	389.3	46	117	436.0	47	112
	Business	Tire		556.1	75	106	573.2	75	103	591.4	75	103	645.1	75	109	705.0	76	109
		Diversified		184.9	25	104	192.3	25	104	197.5	25	103	209.8	25	106	220.0	24	105
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		261.9	(47)	116	310.1	(54)	118	312.8	(53)	101	366.9	(57)	117	412.0	(58)	112
		Diversified		16.9	(9)	116	18.4	(10)	109	18.7	(9)	102	22.3	(11)	120	24.0	(11)	108
Exchange rate		US$	Yen/$	125		102	116		93	108		93	110		102	113		103
		Euro	Yen/€	118		108	131		111	134		102	137		102	138		101
Investment	Capital expenditure			38.8		108	45.0		116	63.4		141	67.9		107	74.0		109
	(Tire production)			17.8		139	22.3		126	35.4		159	39.4		111	40.0		102
	(Diversified production)			6.9		76	4.7		68	6.3		134	7.1		113	9.0		127
	(R&D)			10.5		95	15.4		147	16.6		108	17.6		106	19.0		108
	(Others)			3.7		127	2.6		70	5.2		200	3.8		74	6.0		158
	Loan and investment			164.1		+	14.2		9	22.1		156	14.6		66	42.0		288
	Total investment			203.0		+	59.3		29	85.5		144	82.6		97	116.0		140
Costs & Expenses	Labor cost			121.7	16.4	105	127.5	16.7	105	116.9	14.8	92	113.0	13.2	97	117.0	12.6	104
	R&D			50.9	6.9	112	58.2	7.6	114	59.7	7.6	103	65.6	7.7	110	71.0	7.7	108
	Depreciation			38.7	5.2	94	38.7	5.1	100	41.1	5.2	106	47.1	5.5	115	53.0	5.7	112
	Interest			(3.8)	(0.5)	171	(8.9)	(1.2)	235	(18.2)	(2.3)	204	(12.6)	(1.5)	69	(12.0)	(1.3)	95
Fund	Borrowing			194.6			230.0			230.0			230.0			250.0		
No. of Employee				12,564		101	12,480		99	12,529		100	13,027		104			

3. Change Factors vs. PY

(1) Consolidated

		2006 1H Actual	2006 FY Forecast
Sales	Forex impact	+76.0	+37.0
(Yen in billions)	Volume, Price, Mix, etc.	+92.5	+221.6
	Total	+168.5	+258.6
Operating income	Forex impact	+13.0	+5.0
(Yen in billions)	Raw materials	(62.0)	(135.0)
	Depreciation	(9.5)	(21.3)
	Volume, Price, Mix, etc.	+50.6	+102.4
	Total	(7.9)	(48.9)

(2) Parent company

		2006 1H Actual	2006 FY Forecast
Sales	Forex impact	+15.0	+9.0
(Yen in billions)	Volume, Price, Mix, etc.	+30.2	+60.9
	Total	+45.2	+69.9
Operating income	Forex impact	+8.0	+4.0
(Yen in billions)	Raw materials	(21.0)	(48.0)
	Depreciation	(2.5)	(6.0)
	Labor cost	(1.0)	(4.0)
	Volume, Price, Mix, etc.	+13.6	+18.3
	Total	(2.9)	(35.7)

4. Japanese tire business overview

(1)Demand Forecast in Japan (published by JATMA on Jul 18, 2006)

	2006 Forecast	
	(unit:1000 ton)	vs. PY(%)
OE	238	103
REP	393	100
EXP	728	103
Total Demand	1,359	102

(2) Sales Channels in Japan (no. of shops)

	End of 2004	End of 2005	June 2006	End of 2006(F)
Tire Kan	453	461	462	465
Cockpit	143	129	122	118
Mr. Tireman	638	648	657	660

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 ton)		Capacity Utilization (%)	
	2005	2006(F)	2005	2006(F)
1H	31	32	97	98
2H	32	33	98	99
Full Year	64	65	97	98

(4) Sales Composition (rubber weight base,%)

	2005 1H	2006 1H
REP	21	21
OE	16	17
EXP	63	62
Total	100	100

(5) Export Sales Composition by Region (value base,%)

	2005 1H	2006 1H	(Growth rate vs. PY)
The Americas	27	31	132
Europe	30	24	94
Asia	15	16	122
Middle East	10	10	124
Others	18	19	118
Total	100	100	115

(6)Stud-less Tire Sales Forcast

	2006 Forcast	
	(10,000 units)	vs.PY(%)
For Passenger car	610	92
For Light truck	150	93
For Truck/Bus	95	100
Total	855	93

5. Additional Information

Year-on-Year Sales Growth of Replacement Tire (unit base)

	2004	2005	2006(F)
	%	%	%
N.America : PSR/LTR	101	104	97
: TBR	107	98	103
Europe : PSR/CVR	101	102	103
: TBR	99	100	106

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Financial Results for the First Half of Fiscal 2006

Bridgestone Corporation
August 9, 2006

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Consolidated Results for the First Half of Fiscal 2006

(Yen in billions)

	2005 1H Results	2006 1H Results	vs.PY(%)	2005 - 2006 Excluding Extraordinary Items (%)	May '06 Announcement 2006 1H Projections
Net sales	1,256.2	1,424.8	+13		1,430.0
Operating income	92.0	84.1	(9)		77.0
Ordinary income	88.6	70.8	(20)		61.0
Net income	101.7	32.8	(68)	(30)*	30.0
Yen/US dollar rate:	**106**	116	+10		
Yen/Euro rate:	**136**	142	+6		

*% vs.PY excluding (i) extraordinary items (net gain) mainly from the return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005
(ii) extraordinary items (net loss) due mainly to Plant restructuring costs in the Americas for FY 2006

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Analysis of Consolidated Operating Income for the First Half of Fiscal 2006



(Yen in billions)
120
100
80
60
40
20
0
Raw Materials (62.0)
Foreign Exchange Gain +13.0
Depreciation (9.5)
Volume, Price Mix, etc. +50.6
92.0
(7.9)
2005 1H Results
2006 1H Results

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Consolidated Projections for Fiscal 2006

(Yen in billions)

	2005 Results	2006 Projections	vs.PY(%)	2005 - 2006 Excluding Extraordinary Items (%)	June '06 Announcement 2006 Projections
Net sales	2,691.3	2,950.0	+10		2,950.0
Operating income	213.8	165.0	(23)		165.0
Ordinary income	198.1	128.0	(35)		128.0
Net income	180.7	62.0	(66)	(37)*	65.0
Yen/US dollar rate:	110	113	+3		
Yen/Euro rate:	137	138	+1		

*% vs.PY excluding (i) extraordinary gains arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005
(ii) extraordinary items (net loss) due mainly to Plant restructuring costs in the Americas for FY 2006

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Analysis of Consolidated Operating Income for Fiscal 2006


(Yen in billions)
Raw materials
(135.0)
Foreign
Exchange
Gain
+6.0
Volume, Price,
Mix, etc.
+102.4
Depreciation
(21.3)
200
150
100
50
0
213.8
165.0
(48.9)
2005
Results
2006
Projections

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Non-Consolidated Results for the First Half of Fiscal 2006

(Yen in billions)

	2005 1H Results	2006 1H Results	vs.PY (%)	May '06 Announcement 2006 1H Projections
Net sales	400.2	445.4	+11	430.0
Operating income	49.3	46.4	(6)	40.0
Ordinary income	60.5	53.3	(12)	45.0
Net income	84.1	39.2	(53)	34.0
Yen/US dollar rate:	106	115	+9	
Yen/Euro rate:	136	142	+6	

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Non-Consolidated Projections for Fiscal 2006

(Yen in billions)

	2005 Results	2006 Projections	vs.PY(%)	February '06 Announcement: 2006 Projections
Net sales	855.0	925.0	+8	895.0
Operating income	115.7	80.0	(31)	92.0
Ordinary income	124.4	83.0	(33)	93.0
Net income	116.3	60.0	(48)	62.0
Yen/US dollar rate:	**110**	113	+3	
Yen/Euro rate:	**137**	138	+1	

7

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BSA Results for the First Half of Fiscal 2006

(Dollars in millions)

	2005 1H Results	2006 1H Results	vs.PY (%)	February '06 Announcement: 2006 1H Projections
Net sales	4,894	5,323	+9	5,300
Operating income	185	175	(5)	120
Net income	138	(43)	-	40

8

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BSA Projections for Fiscal 2006

(Dollars in millions)

	2005 Results	2006 Projections	vs.PY(%)	February '06 Announcement 2006 Projections
Net sales	10,152	11,100	+9	11,000
Operating income	389	400	+3	370
Net income	428	0	-	150

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BSEU Results for the First Half of Fiscal 2006

(Euro in millions)

	2005 1H Results	2006 1H Results	vs.PY (%)	February '06 Announcement 2006 1H Projections
Net sales	1,248	1,345	+8	1,370
Operating income	68	46	(32)	40
Net income	38	27	(28)	20

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BSEU Projections for Fiscal 2006

(Euro in millions)

	2005 Results	2006 Projections	vs.PY(%)	February '06 Announcement 2006 Projections
Net sales	2,558	2,760	+8	2,790
Operating income	152	80	(48)	100
Net income	83	40	(52)	50

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Dividends

(yen per share)

Interim dividend 12 yen
(Payments commence: September 1, 2006)

Year-end dividend (forecasts) 12 yen

Annual dividend (forecasts) 24 yen

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Impact of Raw Material Cost Increase (2003 - 2006)

Operating income and impact of raw material cost increase (Consolidated)



(Yen in billions)
280
230
180
130
80
30
(20)
(70)
(120)
(170)
183.2
(26.0)
197.6
(49.0)
213.8
(85.0)
165.0
(135.0)
2003
2004
2005
2006 projections
Operating Income
Impact of raw material cost increase

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Strengthening of Strategic Tire Production Capabilities

<Tire Plants>

- **POLAND**
  Product: Radial tires for trucks and buses
  Location: Zachodniopomorskie province, Poland
  Planned start of production: First half of 2009
  Production capacity: About 5,000 tires/day
  Total Investment: About €200 million

- **BRAZIL**
  Product: Radial tires for passenger cars and light trucks
  Location: Bahia, Brazil
  Planned start of production: Second half of 2006
  Production capacity: About 8,000 tires/day
  Total Investment: about US$160 million



Ground Breaking
at the construction site of the new plant in Bahia, Brazil

<Raw Material Plants>

- **CHINA**
  Synthetic Rubber Plant
  Planned start of production:
  First half of 2008

- **MEXICO**
  Carbon Black Plant
  Planned start of production:
  First half of 2008

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